SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Conference Call Connection Details

1Q23 Conference Call Wednesday, April 26, 2023

Live Webcast Access at www.voegol.com.br/ir

In Portuguese	In English
09h00 (Brasília Time) 08h00 (New York Time) Zoom	10h00 (Brasília Time) 09h00 (New York Time) Zoom

1	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2023

GOL records recurring EBITDA of R$1.2 billion and margin of 25.2% in 1Q23

Recurring operating income of R$842 million and margin of 17.1%

1Q23 Highlights:

•	Record recurring EBITDA of R$ 1.2 billion and positive operating cash flow due to higher operating volumes in the quarter enabled by accelerated debt reduction;
•	Record net operating revenue of R$4.9 billion, 52.8% higher than 1Q22 and 4.1% above 4Q22;
•	Net income of R$620 million, representing R$1.48 per share and US$0.57 per ADS;
•	Net leverage of 7.9x (6.0x in IFRS16 and 4.6x excluding the SSN due 2028), 1.6x. lower than 4Q22;
•	Total liquidity (cash and cash equivalents, financial investments, deposits and accounts receivable) of R$4.4 billion, 36% higher than 1Q22; and
•	2023 outlook reiterated for EPADS of ~US$0.20 (fully diluted) and Net Debt/EBITDA of ~6x.

São Paulo, April 26, 2023 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”) (NYSE: GOL and B3: GOLL4), the largest domestic airline in Brazil, today announced its consolidated results for the first quarter of 2023 (1Q23). During the quarter, the Company concluded its tenth capital raise in the last three years, which led to a reduction of its short-term liabilities. The quarter also showed ongoing improvement in operating results which advanced GOL’s recovery process, and positioned the Company to make even further gains as growth in air travel continues.

Celso Ferrer, Chief Executive Officer, commented: “2023 is off to a strong start thanks to the excellent work and dedication of our Team of Eagles. During the quarter we delivered another sequential increase in our operating performance. We continue to add supply and with our disciplined approach to costs further drive higher levels of productivity. In January, we reached operating fleet utilization levels above 12 hours a day, a level last seen in 2019. As the market recovery continues, our objective is to increase annual average utilization and strengthen our low-cost operating model with our standardized fleet. We also successfully completed a transformative financial transaction that strengthens our capital structure, significantly reduces maturities over the next three years, and provides an additional source of liquidity to help drive our growth. I am extremely proud of the work of the Team of Eagles and how, together, we achieved another successful quarter, demonstrating extraordinary commitment to safety and to serving our Customers.”

All information in this release is presented in Reais (R$), in accordance with international accounting standards (IFRS) and with adjusted metrics, made available to enable comparison of this quarter with the same period of the previous year (1Q22). Adjusted (recurring) indicators exclude non-recurring expenses related to the quarter's results and are detailed in the respective tables.

Summary of the First Quarter 2023 Results (vs. 1Q22)

•	The number of Revenue Passenger Kilometers (RPK) increased by 14.1%, while Available Seat Kilometers (ASK) increased by 11.0%;
•	Net Revenue increased by 52.8%, reaching a record R$4.9 billion. Ancillary Revenues, mainly from SMILES and GOLLOG, increased 83.8%, reaching R$383.6 million;
•	Load factor increased by 2.3 pp to 83.3%. The domestic load factor was 84.0%, 2.8 pp higher than in 1Q22, while the international load factor was 77.8%;
•	Aircraft utilization was 11.7 hours per day;
•	The number of passengers transported by the Company was 7.9 million, a year-over-year increase of 17.7%;
•	Net Revenue per Available Seat Kilometer (RASK) increased by 37.7% to 43.8 cents (R$);
•	Average yield per passenger increased by 32.0% to 48.5 cents (R$), the highest level in GOL’s history;
•	Recurring Cost per Available Seat Kilometer (CASK) increased by 20.9% to 36.35 cents (R$). CASK Fuel increased by 32.0% to 15.75 cents (R$), due to the 24.4% increase in jet fuel prices. Recurring CASK ex-Fuel excluding cargo freighter operations increased by 12% to 20.24 cents (R$), or 3.9 cents (US$) due to inflationary effects on variable costs and an increase in take-offs per ASK;
•	Recurring EBITDA was R$1.2 billion with a margin of 25.2%, while recurring EBIT was R$841.5 million with a margin of 17.1%;

2	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2023

•	The Company generated approximately R$0.2 billion of free cash flow in 1Q23 due to higher revenues and working capital initiatives, partially offset by the increase in aviation fuel prices;
•	Net income was R$619.5 million (R$1.48/share and US$0.57/ADS), while recurring net income was R$136.4 million (R$0.33/share e US$0.13/ADS); and
•	The net debt ratio (including 7x annual lease payments and excluding perpetual bonds) over recurring LTM EBITDA was 7.9x as of March 31, 2023, 1.6x lower than the leverage at the end of 2022 (6.0x under IFRS16 and 4.6x excluding SSN 2028). In March, a private placement of Senior Secured Notes maturing in 2028 in the amount of up to US$1.4 billion was concluded with Abra Group, GOL’s controlling shareholder.

Management Comments

The initiatives that began last year to lower costs and deliver higher efficiency and productivity continue to deliver results. This is directly reflected in EBITDA margins consistently around 25%. We grew supply by 11% compared to 1Q22, a result of our efficient management and the ongoing initiatives to diversify revenues.

GOL is committed to maintaining its lower level of unit costs compared to the industry. The utilization of GOL’s operational fleet remained at a high level of performance reaching approximately 12 hours per day, an increase of 6.4% compared to 1Q22, while fuel consumption per hour of operation decreased by 2% in the same period. As capacity grows and the entire fleet resumes operations, the Company expects that with its low cost discipline and the commitment of its Team of Eagles to deliver best customer satisfaction, GOL can will further strengthen its competitive advantage in the market.

After concluding the placement of Senior Secured Notes due 2028, GOL has shifted its focus to the resumption of its operational fleet and optimization of cash flow that will promote a continuous cycle of financial deleveraging.

New Level of Revenues and Sales

The record level of revenue reflects the strength of underlying demand and continued momentum in sales from ancillary sources in addition to the loyalty of its Customers. The Company strengthened its main operational hubs, maintained its high margins and increased revenues in its SMILES and GOLLOG business units by 31% and 79% respectively versus the prior period of 1Q22.

The Company’s sales were R$5.4 billion, stable compared to 4Q22 and around 33% higher than in 1Q22. This was achieved even with the seasonal reduction in sales during the Carnival week, which was not observed in the previous year.

Revenue growth continues to be driven by strong demand from Customers. Advance bookings in the 1Q23 period were higher than in 1Q19, while Net Revenue per Available Seat Kilometer (RASK) increased 78% versus 1Q19 and was 38% higher versus 1Q22.

Improvement in business travel was led by demand from small and medium-sized businesses, whose bookings increased in 1Q23 and recovered compared to levels in 1Q19. The recovery in domestic corporate sales in the first quarter this year reached approximately 70% relative to 1Q19. International sales accelerated sequentially by 24%, and recovered to 1Q19 levels.

“We reached a new record yield per passenger this quarter, demonstrating the efficiency of our dynamic tariff management, which we achieved even with the relatively slow return of the large corporate segment. We are focused on continuously improving the Customer experience through incremental gains in operational efficiency and UX investments in our digital channels,” said Eduardo Bernardes, Chief Revenue Officer.

Cost Performance and Capacity Management

During 1Q23, GOL maintained stability in the availability of supply (ASKs) compared to 4Q22. Unit cost excluding fuel and freighter operations was 20.2 cents (R$), or 3.9 cents (US$), 7.4% higher compared to 4Q22. Unit cost was approximately 11% higher than in 1Q22 and 14.5% over 1Q19, mainly influenced by the adjustment of contracts indexed to inflation and network adjustments with higher point to point routes that resulted in a greater number of departures per ASK, contributing to the increase in variable costs.

During the quarter, the Company did not receive any new Boeing 737-MAX aircraft. GOL did, though, register a 2% marginal decrease in fuel consumption per hour operated. This resulted from a greater level of ASKs by the new technologies of the 737-MAX aircraft. GOL projects that for the coming quarters – subject to seasonal adjustments – it will achieve consecutive improvements in its productivity rates, driven by the entry of new aircraft in operation and the Company’s ongoing initiatives to reduce unit costs.

Ancillary Revenues in Accelerated Pace of Growth

During the first quarter of 2023, ancillary revenue was generated by the loyalty and cargo businesses and increased 84% versus 1Q22. This represented around 8% of GOL’s total net revenue.

3	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2023

SMILES, the largest loyalty program in the region, expanded its Customer base by more than 8% compared to 1Q22, with revenue growth of 21% to R$1.2 billion. SMILES has nearly 6 million Customers more than its closest competitor in Brazil.

In April 2023, the Company announced the launch of Smiles Viagens, a new travel agency which will enable Customers to customize tourism packages easily and effectively on a single platform. The new service enables Customers to create travel and leisure activity experiences and provides the opportunity to purchase complete packages (airfare, hotel, tours, etc.) with the added benefit of using GOL’s network which provide use of all the main airports in Brazil. The Company’s expectation is that Smiles Viagens will be one of the top 5 best and largest online travel agencies in Brazil within 5 years.

GOLLOG’s revenue grew by 80% compared to 1Q22, mainly due to Mercado Livre operations and the arrival of the third cargo aircraft for the operation. The exclusive agreement with MELI brings into service two additional aircraft by May 2023 bringing the total fleet to six cargo aircraft by year end. There is also the option to expand to a total fleet of 12 cargo aircraft, thereby providing the opportunity to boost revenue and the value of this business unit.

“Since the incorporation of SMILES, business synergies continue to evolve at an accelerated pace. In less than two years, SMILES has almost doubled its billing versus the pre-pandemic level, while the number of Customers has grown continuously. With the inauguration of Smiles Viagens, we intend to expand the already diversified source of ancillary revenue that the Company has achieved,” said Carla Fonseca, Director of Customer Experience and President of SMILES.

Liability Management Initiatives

In March 2023, GOL concluded the private placement of Senior Secured Notes maturing in 2028 (“SSN 2028") in the amount of up to US$1.4 billion to Abra Group, GOL’s controlling shareholder. In addition to the repurchase of bonds, the Company had deployed aproximately US$100 million by the end of 1Q23, out of the US$451 million in cash resources available from the issuance of the Notes.

As a result of the reduction in the principal amount of GOL’s Senior Notes maturing in 2024, 2025 and 2026 and Perpetual Bonds, by approximately US$1.1 billion (face value), the Company expects to decrease its interest payments by approximately US$30 million per year. GOL also increased the average maturity of its bonds by two years to around 4.4 years.

In March and April 2023, GOL completed an additional issuance of US$26 million, bringing the total issuance to US$222 million, in its Secured Amortizing Notes (“SANs”). The SANs were issued in exchange for full compliance, at 100% of face value, with certain aircraft lease payment obligations that are under deferral agreements, among other obligations, that participating aircraft lessors have elected to exchange for SANs.

With the conclusion of the issuance of the SSN 2028, GOL retired R$5.6 billion in debt, decreased net leverage boosted by the recovery of EBITDA. Including 7x leases, leverage decreased 1.6x compared to 4Q22 to 7.9x. Excluding the GOL SSN 2028, the Company’s financial leverage under IFRS-16 would be 4.6x.

Focus on Domestic Market and New Partnerships

The Company continues to act in a disciplined manner in managing supply and demand, as can be seen by higher load factors compared to pre-pandemic levels, even with capacity growth versus the 1Q22. In the Carnival holiday, GOL made available around 70,000 additional seats, mainly allocated to cities such as Salvador (SSA), Rio de Janeiro (GIG), Recife (REC) and Fortaleza (FOR). At the holiday peak, GOL’s network reached 789 daily take-offs, approximately 10% higher than during 1Q19.

In the domestic market, the Company increased routes and frequencies. At Congonhas Airport (CGH), one of Brazil’s most important, a GOL aircraft lands or takes off every four minutes, offering the best product and the most advantageous frequencies for its Customers, especially the corporate traveler. In the regional market, the Company began offering Boeing 737 flight in Juiz de Fora, which was previously operated by partners with smaller aircraft.

In the international market, GOL continues to resume its capacity by increasing supply in Argentina and the United States, and through new partnerships. The newest codeshare agreement is with TAAG Linhas Aéreas de Angola, the largest airline in Angola, which currently has five weekly flights to São Paulo and flies to 13 international destinations.

“We have achieved important results with disciplined capacity management, leveraged by the flexibility of our standardized fleet business model. This quarter we adjusted our Congonhas, Brasília and Rio de Janeiro network, in addition to expanding operations with our Boeing 737 aircraft in certain regional markets, seeking not only to offer a better product to our Customers, but also to boost our operational efficiency,” concluded Celso Ferrer.

Fleet Plan Updates

During 1Q23, the Company did not receive new Boeing 737-MAX 8 aircraft. GOL returned three Boeing 737-NG aircraft, as part of its fleet transformation plan which promotes its decarbonization objectives. On 03/31/2023, GOL had a fleet of 144 aircraft, which includes 38 737-MAX, 103 737-NG, and three Boeing 737-800BCF cargo.

4	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2023

ESG Developments

In 1Q23, GOL received the IEnvA Stage 2 certification and recorded an improvement in its CDP index, now with a B-rating.

In an important, innovative step in voluntary carbon neutralization by Customers, GOL now offers carbon offsetting when tickets are purchased on the Company's website. Since the launch of the partnership with MOSS in 2Q21, just over 13 thousand tons of carbon have been offset.

Developing greater literacy in Diversity, Equity and Inclusion (DEI) for the entire Team of Eagles has been achieved by embracing topics directly related to transgender people, autism spectrum disorder, the role of women in organizations, ethics and compliance.

Instituto GOL has 51 institutions in its portfolio, 19 of which are based on an educational pillar, which reinforces the current motto of the Company, which will launch a public notice in 2023 for institutions to submit their social projects.

5	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2023

Operational and Financial Indicators

Traffic Data - GOL (in millions)	1Q23	1Q22	% Var.
RPK GOL – Total	9,350	8,192	14.1%
RPK GOL – Domestic	8,424	7,935	6.2%
RPK GOL – Foreign Market	926	257	NM
ASK GOL – Total	11,221	10,110	11.0%
ASK GOL – Domestic	10,031	9,769	2.7%
ASK GOL – Foreign Market	1,190	340	NM
GOL Load Factor – Total	83.3%	81.0%	2.3 p.p.
GOL Load Factor – Domestic	84.0%	81.2%	2.8 p.p.
GOL Load Factor – Foreign Market	77.8%	75.6%	2.2 p.p.
Operating Data	1Q23	1Q22	% Var.
Revenue Passengers - Pax on Board ('000)	7,904	6,718	17.7%
Aircraft Utilization (Block Hours/Day)	11,7	11,0	6.4%
Departures	57,015	48,746	17.0%
Total Seats (‘000)	9,812	8,657	13.3%
Average Stage Length (km)	1,114	1,168	(4.6%)
Fuel Consumption in the Period (mm liters)	313	275	13.8%
Full-Time Employees (at period end)	13,765	13,927	(1.2%)
Average Operating Fleet(4)	110	101	8.9%
On-Time Departures	85.1%	92.9%	(7.8 p.p.)
Flight Completion	98.3%	99.7%	(1.4 p.p.)
Passenger Complaints (per 1,000 pax)	0.69	1.66	(58.4%)
Lost Baggage (per 1,000 pax)	2.63	2.31	13.9%
Financial Data	1Q23	1Q22	% Var.
Net YIELD (R$ cents)	48.52	36.77	32.0%
Net PRASK (R$ cents)	40.43	29.79	35.7%
Net RASK (R$ cents)	43.85	31.85	37.7%
CASK (R$ cents)	36.75	31.09	18.0%
CASK Ex-Fuel (R$ cents)	21.00	19.17	9.4%
Recurring CASK (R$ cents) (5)	35.99	30.06	19.7%
Recurring ex-fuel CASK (R$ cents) (5)	20.24	18.13	11.6%
Breakeven Load Factor Ex-Non Recurring Expenses	69.1%	76.5%	(7.4 p.p.)
Average Exchange Rate(1)	5.19	5.23	(0.7%)
End of Period Exchange Rate(1)	5.13	5.10	0.6%
WTI (Average per Barrel, US$)(2)	76.13	94.29	(19.3%)
Fuel Price per Liter (R$) (3)	5.66	4.55	24.4%
Gulf Coast Jet Fuel Cost (average per liter, US$)(2)	0.79	0.76	3.9%

(1) Source: Central Bank of Brazil; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS and COFINS/liters credits consumed; (4) Medium fleet excluding sub-leased aircraft and MRO aircraft. Some figures may differ from quarterly information - ITR due to rounding. (5) Excludes non-recurring expenses of approximately R$45 millions and costs related to the cargo aircraft of approximately R$40 millions

Domestic Market

Demand in the domestic market reached 8,424 million RPK, an increase of 6.2% compared to 1Q22.

Supply in the domestic market in turn reached 10,031 million ASK, representing an increase of 2.7% compared to 1Q22.

Load factor was 84.0% and the Company transported approximately 7.6 million Customers in 1Q23, an increase of 15.8% compared to the same quarter of the previous year.

International Market

The supply in the international market, measured in ASK, was 1,190 million and the demand (in RPK) was 926 million.

During this period GOL transported approximately 353,000 passengers in this market.

Volume of Departures and Total Seats

In 1Q23 the Company’s total volume of takeoffs was 57,015, representing an increase of 17% compared to 1Q22. The total number of seats available on the market was 9.8 million, representing an increase of 13.3% compared to the same period in 2022.

6	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2023

PRASK, RASK and Yield

Net PRASK in 1Q23 was 35.7% higher compared to 1Q22, reaching 40.43 cents (R$). The Company's net RASK was 43.85 cents (R$), representing an increase of 37.7% also compared to the same period of the previous year. Net yield recorded in 1Q23 was 48.52 cents (R$), resulting in an increase of 32% compared to 1Q22.

All profitability indicators for the quarter, described above, also showed significant evolution compared to the same period in 2019, demonstrating the Company's continued and efficient capacity management and pricing.

Income Statement

Income Statements in IFRS (R$ MM)	1Q23	1Q22	% Var.
Net Operating Revenue	4,920.2	3,220.5	52.8%
Passenger Transportation	4,536.6	3,011.8	50.6%
Cargo and Others	383.6	208.7	83.8%
Operating Costs and Expenses	(4,123.7)	(3,143.3)	31.2%
Personnel	(583.5)	(581.3)	(0.4%)
Personnel – Operations	(444.3)	(397.1)	11.9%
Personnel – Others	(139.3)	(184.2)	(24.4%)
Jet Fuel	(1,766.8)	(1,205.7)	46.5%
ICMS Tax on Fuel	(167.1)	(135.8)	23.0%
Fuel (ex-ICMS)	(1,599.7)	(1,069.8)	49.5%
Landing Fees	(235.3)	(165.6)	42.1%
Passenger Costs	(277.1)	(190.3)	45.6%
Services	(239.9)	(186.4)	28.7%
Sales and Marketing	(225.8)	(164.7)	37.1%
Maintenance, Material and Repairs	(273.1)	(190.0)	43.7%
Depreciation and Amortization	(396.7)	(397.5)	(0.2%)
Others	(125.4)	(61.9)	102.6%
Operating Income (Expenses) (EBIT)	796.5	77.1	NM
Operating Margin	16.2%	2.4%	13.8 p.p.
Other Financial Revenues (Expenses)	(159.3)	2,660.9	NM
Interest on Loans and Financing	(728.5)	(609.0)	19.6%
Gains from Short-Term Investments	271.7	18.3	NM
Exchange Rate Cash Changes	516.8	3,404.9	(84.8%)
Net Income (Loss) from Derivatives	(12.9)	(2.7)	NM
Income (Expenses) from ESN and Capped Calls	11.3	(3.0)	NM
Other Net Revenues (Expenses)	(217.8)	(147.7)	47.5%
Income (Loss) before Income Tax/Social Contribution	637.2	2,738.0	(76.7%)
Net Margin before Taxes	13.0%	85.0%	(72.0 p.p.)
Income Tax	(17.7)	(130.4)	(86.4%)
Current Income Tax	(8.2)	(125.0)	(93.4%)
Deferred Income Tax	(9.5)	(5.4)	75.9%
Net Income (Loss) after Minority Interest	619.5	2,607.6	(76.2%)
Net Margin	12.6%	81.0%	(68.4 p.p.)
Earnings (Loss) Per Share (EPS) in R$	1.48	6.58	(77.5%)
Weighted Average Number of Shares (Million)(3)	418.7	396.2	5.7%
Earnings (Loss) Per ADS in US$	0.57	2.58	(77.5%)
Weighted Average Number of ADSs (Million)(3)	209.3	198.1	5.7%
Earnings (Loss) Per Share (EPS) in R$(5)	-	-	NM
Weighted Average Number of Shares (Million)(4)	456.2	433.4	5.3%
Earnings (Loss) Per ADS in US$(5)	-	-	NM
Weighted Average Number of ADSs (Million)(4)	228.1	216.7	5.3%
Recurring (R$ MM)	1Q23	1Q22	% Var.
Net Income (Loss) before Minority Interest	619.5	2,607.6	(76.2%)
Financial Expenses	159.3	(2,660.9)	NM
Expenses with Income Taxes	17.7	130.4	(86.4%)
Depreciation and Amortization	396.7	397.5	(0.2%)
Non-Recurring Expenses	45.0	104.3	(56.9%)
Recurring EBITDA	1,238.2	579.0	113.9%
Recurring EBITDA Margin	25.2%	18.0%	7.2 p.p.
Recurring EBIT	841.5	181.4	NM
Recurring EBIT Margin	17.1%	5.6%	11.5 p.p.
Recurring Pre-Tax Income	154.1	(559.6)	NM
Recurring EBIT Margin	3.1%	(17.4%)	NM
Recurring Net Income	136.4	(690.0)	NM
Recurring Net Income Margin	2.8%	(21.4%)	NM
Earnings Per Share (LPA) Diluted in R$ (1) (2) (4) (5)	-	-	NM
Earnings Per ADS Equivalent Diluted in US$ (1) (2) (4) (5)	-	-	NM

(1) Excludes unrealized gains and losses from esn/capped calls mark-to-market and gains and losses from exchange variation on debt. (2) Excludes net exchange and monetary variations. (3) Excludes effects of options and warrants related to ESNs. (4) Includes options effects and warrants related to ESNs. (5) Not applicable. there is no forecast of dilution of injury in international accounting standards (IFRS).

7	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2023

Net Revenue

Net operating revenue in the first quarter was a record R$4.9 billion, 52.8% higher than 1Q22 revenue and 53.2% higher than in 1Q19. Ancillary revenues totaled R$ 384 million, up 83.8% compared to1Q22 and about 7.8% of total net revenue in the first quarter of 2023, an increase of 1.3 p.p. versus 1Q22.

Operational Expenses

Recurring CASK in 1Q23 was 36.35 cents (R$), representing an increase of 20.9% when compared to 4Q21, mainly influenced by the high cost of fuel. The unit cost excluding fuel and cargo aircraft operations grew by 12%. Fuel unit cost grew by 32.0%, mainly due to the 25% increase in the price of jet fuel and a higher number of departures per ASK.

The cost indicators per ASK is described in this section and on a comparative basis. Explanations of the variations are based on the recurring reported figures.

Operational Expenses (R$ MM)	1Q23	1Q22	% Var.
Personnel	(583.5)	(581.3)	(0.4%)
Personnel – Operations	(444.3)	(397.1)	11.9%
Personnel – Others	(139.3)	(184.2)	(24.4%)
Aviation Fuel	(1,766.8)	(1,205.7)	46.5%
ICMS Tax on Fuel	(167.1)	(135.8)	23.0%
Fuel (ex-ICMS)	(1,599.7)	(1,069.8)	49.5%
Landing Fees	(235.3)	(165.6)	42.1%
Passenger Costs	(277.1)	(190.3)	45.6%
Services	(239.9)	(186.4)	28.7%
Sales and Marketing	(225.8)	(164.7)	37.1%
Maintenance. Material and Repairs	(273.1)	(190.0)	43.7%
Depreciation and Amortization	(396.7)	(397.5)	(0.2%)
Other Expenses	(125.4)	(61.9)	102.6%
Total Operating Expenses	(4,123.7)	(3,143.3)	31.2%
Operating Expenses Ex-Fuel	(2,356.9)	(1,937.6)	21.6%
Non-Recurring Expenses	(45.0)	(104.3)	(56.9%)
Operating Expenses per ASK	1Q23	1Q22	% Var.
Personnel	(5.20)	(5.75)	(9.6%)
Personnel – Operations	(3.96)	(3.93)	0.8%
Personnel – Others	(1.24)	(1.82)	(31.9%)
Aviation Fuel	(15.75)	(11.93)	32.0%
ICMS Tax on Fuel	(1.49)	(1.34)	11.2%
Fuel (ex-ICMS)	(14.26)	(10.58)	34.8%
Landing Fees	(2.10)	(1.64)	28.0%
Passenger Costs	(2.47)	(1.88)	31.4%
Services	(2.14)	(1.84)	16.3%
Sales and Marketing	(2.01)	(1.63)	23.3%
Maintenance. Material and Repairs	(2.43)	(1.88)	29.3%
Depreciation and Amortization	(3.54)	(3.93)	(9.9%)
Other Expenses	(1.12)	(0.61)	83.6%
CASK (R$ cents)	(36.75)	(31.09)	18.2%
Recurring CASK(1)	(36.35)	(30.06)	20.9%
Recurring CASK Ex-Fuel(1)	(20.60)	(18.13)	13.6%
Recurring CASK Ex-MELI(1)	(35.99)	-	NM
Recurring CASK Ex-Fuel Ex-MELI(1)	(20.24)	-	NM

(1) Excludes non-recurring expenses of approx. R$45 millions. Costs related to the operation of cargo aircraft of approx. R$40 millions.

Personnel expenses per ASK: lower by 9.6% due to the 11% higher ASKs and lower labor expenses, partially impacted by higher expenses related to variable crew remuneration due to increased supply and use.

Aviation fuel expenditures per ASK: higher by 32% due to a 25% increase in the price of aviation kerosene (QAV), higher takeoffs per ASK and alternate flights due to weather condition impacts, partially offset by higher ASKs being produced by Boeing 737-MAX aircraft and a consequent 2% reduction in fuel consumption per operated hour.

Landing and take-off fees per ASK: higher by 28%, due to the 17% increase in the number of takeoffs and resumption of international supply, as during 1Q22 the number of international flights was significantly smaller, partially offset by the 11% increase in ASKs.

8	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2023

Passenger expenses per ASK: higher by 31.4% mainly due to higher expenses with ramp services, handling and the purchase of capacity related to regional operations, partially offset by the 11% increase in ASKs in the period.

Provision of services per ASK: higher by 16.3% due to higher expenses with consulting and legal services and an increase in expenses with IT services, resulting from the 17.7% increase in the number of passengers transported in the period.

Commercial and advertising per ASK: higher by 23.3% due to higher expenses with commissions as a result of to the higher sales volume in the period and the investment in marketing actions, partially offset by the 12% ASKs in the period.

Maintenance and repair material per ASK: higher by 29.3%, as a result of higher investments in the maintenance of rotating parts to support the increase in operations and maintenance services during the beginning of the year to support the demand.

Depreciation and amortization per ASK: lower by 9.9% mainly due to the 11% increase in ASKs in the period.

Other revenues and expenses per ASK: higher by 83.6%, due to higher expenses with contingencies, partially offset by the 11% higher ASKs in the period.

Operating Results

Recurring EBIT recorded in 1Q23 was R$841 million, representing a recurring operating margin of 17.1%. On a per available seat kilometer basis, recurring EBIT reached 7.5 cents (R$).

Recurring EBITDA recorded in 1Q23 was R$1.238 million, representing a recurring margin of 25.2%. Recurring EBITDA on an available seat-kilometer basis in the period was 11.0 cents (R$).

EBIT and EBITDA Reconciliation (R$ MM)	1Q23	1Q22	% Var.
Net Income (Loss)	619.5	2,607.6	(76.2%)
(-) Non Recuring Events	(45.0)	(104.3)	(56.9%)
Recuring Net Income (Loss)	664.5	2,711.9	(75.5%)
(-) Income Tax	17.7	130.4	(86.4%)
(-) Net Financial Result	159.3	(2,660.9)	NM
Recurring EBIT (1)	841.5	181.4	NM
Recuring EBIT maring (1)	17.1%	5.6%	11.5 p.p.
(-) Depreciation and Amortization	396.7	397.5	(0.2%)
Recurring EBITDA	1,238.2	579.0	113.9%
Recurring EBITDA margin	25.2%	18.0%	7.2 p.p.
EBITDA Calculation (R$ centavos/ASK)	1Q23	1Q22	% Var.
Net Revenue	43.85	31.85	37.3%
Recurring Operating Costs and Expenses	(36.25)	(30.06)	20.6%
Recurring EBIT (1)	7.50	1.79	316.7%
Depreciation and Amortization	(3.54)	(3.57)	(2.8%)
Recurring EBITDA (1)	11.04	5.36	103.7%

(1) Excludes non-recurring results. *According to CVM Instruction No. 527. the Company presents the reconciliation of EBIT and EBITDA. according to which: EBIT = net income (loss) (+) taxes on income and social contributions (+) net financial result; and EBITDA = net income (loss) (+) taxes on income and social contributions (+) net financial result (+) depreciation and amortization. Some figures in the report may differ from quarterly information - ITR due to rounding.

Results of Hedge Operations

The Company uses hedge accounting for the purposes of accounting for some of its derivative instruments. In 1Q23, GOL recognized a loss of R$12.9 million in its hedging operations in the Company's financial results.

Fuel: GOL recognized net losses of R$11.5 million in its hedging operations to mitigate the Company's exposure to changes in the price of aviation fuel on the Company's financial results.

Interest: Transactions to protect the cash flow of future leasing contracts, whose installments are exposed to floating rate volatility, resulted in losses of R$1.4 million in financial results in 1Q23.

Income Tax

In 1Q23, the expense of Income Tax and Contributions was R$17.7 million, a decrease compared to 1Q22 due to the decrease in taxable income in the period.

9	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2023

Net Income and Earnings per Share

In 1Q23, the Company recorded net income of R$0.6 billion (and net gain of R$136.4 million excluding gains from net exchange variation of R$516.8 million, non-recurring net expenses of R$45.0 million, and variation of R$11.3 million related to the results of Exchangeable Notes and Capped Calls). This result represents earnings per share of R$1.48 and earnings per ADS of US$0.57.

Net Income (Expenses) (R$ MM)	1Q23	1Q22	% Var.
Net Income (Loss)	619.5	2,607.6	(76.2%)
(-) Income (Expenses) from ESN and Capped Calls	(11.3)	3.0	NM
(-) Exchange Rate Changes. Net(1)	(516.8)	(3,404.9)	(84.8%)
(-) Non-Recurring Expenses and Revenues. Net	45.0	141.1	(68.1%)
Net Income (Loss) for the Period	136.4	(653.3)	NM
Earnings Per Share and Per ADS	1T23	1T22	% Var.
Weighted Average Number of Shares(2)	418.7	396.2	5.7%
Weighted Average Number of ADS(3)	209.3	198.1	5.7%
Basic Net Earnings (Loss) per Share in R$	1.48	6.58	(77.5%)
Basic Net Earnings (Loss) per ADS in US$	0.57	2.52	(77.4%)
Basic Recurring Net Earnings (Loss) per Share in R$(4)	0.33	(1.65)	NM
Basic Recurring Net Earnings (Loss) per ADS in US$(4)	0.13	(0.63)	NM
Diluted Earnings per Share and per ADS	1T23	1T22	% Var.
Diluted Weighted Average Number of Shares(2)	456.2	433.4	5.3%
Diluted Weighted Average Number of ADS(3)	228.1	216.7	5.3%
Diluted Earnings (Loss) per Share in R$(5)	0.3	-	NM
Diluted Earnings (Loss) per ADS in US$(5)	0.1	-	NM

(1) The difference between the amount presented and the amount disclosed in the income statement of the quarterly information – ITR for the period ended December 31. 2021. is allocated to the results of ESN and capped calls. (2) Considers the ratio of 35 common shares per preferred share. The number of diluted shares used for the calculation was 456.2 million in 4Q22. including the additional effects of converting ESNs into shares. (3) Considers the ratio of 2 preferred shares per ADS. (4) Earnings per share excludes the results of (i) net exchange variation; (ii) Exchangeable and capped calls; and (iii) non-recurring related. (5) Not applicable. there is no forecast of dilution of injury in international accounting standards (IFRS).

Cash Flow

Operating activities generated approximately R$0.3 billion in 1Q23 due to working capital initiatives and the higher cash flow from operations volume during the quarter.

Investment activities consumed approximately R$0.2 billion net in the quarter, mainly due to investments in parts inventory and engine maintenance to increase the operating fleet and supply.

Financing activities in 1Q23 consumed R$0.04 billion, mainly impacted by R$0.1 billion in loan payments and R$0.6 billion in lease payments.

Summarized Consolidated Cash Flow (R$ MM)	1Q23	1Q22	% Var.
Net Income (Loss) for the Period	619.5	2.607,6	(76.2%)
Non-Cash Items Adjustment	551.1	(2.145,7)	NM
Net Profit (Loss) After Non-Cash Items Adjustment	1,170.6	461,9	153.4%
Net Cash for (Used in) Operating Activities	311.3	602,9	(48.4%)
Net Cash Used in Investing Activities	(177.3)	(264,1)	(32.9%)
Net Cash Flow	134.0	338,8	(60.4%)
Net Cash from (Used in) Financing Activities	(4.0)	(561,7)	(99.3%)
Net Increase (Decrease) in Liquidity(1)	362.1	(222,9)	NM
Total Liquidity at the Beginning of the Period	1,480.2	1,710.5	(13.5%)
Trade Receivables at the Beginning of the Period	887.7	850.7	4.3%
Trade Receivables at the End of the Period	1,036.7	956.5	8.4%
Total Liquidity at the End of the Period	1,842.3	1,487.5	23.9%

(1)	Includes cash balances. cash equivalents. financial investments. trade receivables and securities and amounts receivable.

10	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2023

Liquidity and Indebtedness

In 1Q23, the Company's total liquidity (cash and cash equivalents, financial investments, deposits and accounts receivables) was R$4.4 billion, an increase of approximately 36% compared to the same period a year earlier.

On March 31, 2023, GOL recorded a total of R$12.4 billion in Loans and financings, of which R$1.3 billion is current liabilities. The total lease liabilities recorded was R$10.5 billion (R$17.3 billion assuming 7x leases).

The gross debt recorded in 1Q23 was R$22.9 billion (R$29.6 billion assuming 7x leases), representing an increase of 10.5% and a decrease of 1.3% over 1Q22 and 4Q22, respectively. The adjusted net debt to recurring LTM EBITDA was 7.9x (including 7x leases) as of March 31, 2023. The average maturity of the Company's debt, excluding aircraft leases and perpetual bonds was 4.4 years. The average interest rate was 18.8% on Real-denominated debt and 12.6% on debt denominated in U.S. Dollars, excluding aircraft rental and perpetual bonus.

With the conclusion of the issuance of the SSN 2028. GOL extinguished R$5.6 billion in debt and net leverage decreased, driven by the recovery of EBITDA. Including 7x leases, leverage decreased 1.6x to 7.9x compared to 4Q22. Considering lease debt under IFRS16, the Company’s financial leverage was 6.0x and by excluding the SSN 2028, under IFRS-16 was 4.6x.

Liquidity (R$ MM)	1Q23	1Q22	% Var.
Cash. Short-Term Investments and Restricted Cash	805.7	531.1	51.7%
Trade Receivables	1,036.7	956.5	8.4%
Deposits	2,599.3	1,782.2	45.8%
Total Liquidity	4,441.6	3,269.7	35.8%
Total Liquidity as a % of LTM Net Revenue	3.5%	16.4%	(12.9 p.p.)
Debt (R$ MM)	1Q23	1Q22	% Var.
Bank Loans	99.1	55.4	78.9%
Aircraft and Engines Financing and Maintenance	6,082.9	527.4	NM
Leases (annual lease IFRS-16)	10,503.6	10,426.6	0.7%
Bonds	5,204.5	7,275.9	(28.5%)
Exchangeable Notes	287.8	1,694.0	(83.0%)
Perpetual Notes	720.4	743.9	(3.2%)
Total Loans and Financing	22,898.3	20,723.1	10.5%
Financial Short-Term Debt (IFRS-16)	1,281.9	721.2	77.7%
Financial Long-Term Debt (IFRS-16)	11,112.8	9,575.4	16.1%
Debt and Leverage (R$ MM) (Unaudited)	1Q23	1Q22	% Var.
Gross Debt Ex-Perpetual Notes (R$ MM)	22,177.9	19,979.2	11.0%
Total Cash (R$ MM)	805.7	531.1	51.7%
Adjusted Net Debt (R$ MM)	21,372.2	19,448.2	9.9%
% of Gross Debt in Foreign Currency	49.3%	43.6%	5.7 p.p.
% of Short-Term Debt	10.3%	7.0%	3.3 p.p.
% of Long-Term Debt	89.7%	93.0%	(3.3 p.p.)
Total Loans and Financing	22,898.3	20,723.1	10.5%
- Perpetual Notes	720.4	743.9	(3.2%)
- Total Cash	805.7	531.1	51.7%
= Net Debt (Ex-Perpetual Notes)	21,372.3	19,448.2	9.9%
EBITDA LTM	5,071.5	(2,051.3)	NM
Adjusted EBITDA UDM(2)	3,575.0	2,177.3	64.2%
Adjusted Net Debt / EBITDA UDM(1,2)	7.9x	10.1x	(2.2x)
Adjusted Gross Debt / EBITDA UDM(1,2)	8.1x	10.3x	(2.2x)

(1) Excluding perpetual notes and considering aircraft leases x 7 times. (2) Excluding non-recurring expenses and costs related to the operation of cargo aircraft

11	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2023

Financial Debt Amortization Schedule (in billions) 1

1-	In the currency of issuance/contracting
2-	Excluding perpetual bonds

Fleet

At the end of 1Q23, GOL’s total fleet was 144 Boeing 737 aircraft, of which 103 were NGs, 38 were MAXs and 3 were Cargo NGs. The Company’s fleet is 100% composed of medium-sized aircraft (narrowbodies), with 97% financed via operating leases and 3% financed via finance leases.

Total Fleet at End of Perid	1Q23	1Q22	Var.	4Q22	Var.
Boeing 737	144	142	2	146	-2
737-700 NG	19	22	-3	20	-1
737-800 NG	84	89	-5	86	-2
737-800 NG Freighters	3	0	3	2	1
737-MAX 8	38	31	7	38	0

As of March 31, 2023, GOL had 103 firm orders for the acquisition of Boeing 737-MAX aircraft, of which 66 were for the 737-MAX 8 model and 37 for the 737-MAX 10 model. The Company's fleet plan provides for the return of four NGs by the end of 2023, with the flexibility to accelerate or reduce the volume of returns if necessary.

12	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2023

Outlook

GOL maintains its financial forecasts to reflect revisions in the level of supply expected for the 2023 in view of expectations of recovery in corporate demand and impacts on aircraft deliveries. To help investors and analysts understand how GOL addresses its near-term planning, the Company shares the following indicators:

Financial Outlook (Consolidated. IFRS)	2023E
Total operational fleet (average)	114-118
ASKs, System (% change)	15 - 20%
Seats, System (% change)	20 - 25%
Departures, System (% change)	20 - 25%
Average load factor (%)	~81%
Net revenues (R$bn)	~19.5
Non-fuel CASK[2] (US$ cents)	~3.6
Fuel price (R$/liter)	~5.4
EBITDA margin² (%)	~24%
EBIT margin² (%)	~14%
Net financial expense[3] (R$bn)	~2.1
Pre-tax margin[3] (%)	~3%
Effective income tax rate (%)	~24%
Capex. net[4] (R$mm)	~600
Aircraft Acquisitions (R$mm)	~800
Aircraft Debt (7x Annual Aircraft Rent) (US$bn)	~3.5
Financial Debt (US$bn)	~2.7
Net Debt5 / EBITDA[2] (x)	~6x
Fully-diluted shares out[6] (mm)	~435
EPS, fully diluted (R$)[3]	~0.3
Fully-diluted ADS out.[6] (mm)	~217.5
EPADS, fully diluted (US$)[3]	~0.2

(1) Cargo. loyalty. buy-on-board and other ancillary revenues; (2) Recurring operating results. excluding cargo aircraft; (3) Excluding currency gains and losses and Unrealized losses on Exchangeable Senior Notes; (4) Capex. net is calculated as gross capex (capitalized aircraft maintenance) less financed capex (credit facilities to finance assets and capitalized maintenance costs) ; (5) Including 7x annual aircraft lease payments and excluding perpetual bonds; and (6) Includes stock option exercises that may be issued from the stock option program and related to Exchangeable Senior Notes.

13	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2023

ESG Review

The managers dedicated to GOL’s ESG and Diversity, Equity & Inclusion (DEI) initiatives and programs provide reports and indicators directly to GOL's Senior Management. Its mission is to bring clarity and action to those initiatives, developing a clear and comprehensive plan to achieve objectives and monitoring initiatives already in progress.

In governance, 171 hours were devoted to fulfilling the matters that make up the Company's Corporate Governance, including forum meetings, committees and councils.

Focusing on environmental and social pillars, new footwear with an ecological footprint was developed for crews, composed of leather made from 100% recycled PET bottles and graphene soles, which provide greater resistance. The sneakers will bring lightness and comfort for employees in their day-to-day activities and 11 thousand pairs will be distributed to the teams that wear the GOL uniform.

Environment	1Q23	2022	2021	2020
Fuel	10,927	37,630	26,188	25,232
Total Fuel Consumed (GJ X 1.000)	0	0	0	0
% Renewable Fuel	27,9	27,8	27,7	28,8
Total Fuel Consumed (Liters X 1.000 / ASK)
Scope 1 Gross Global Emissions	795,282	2,737,745	1,905,556	1,774,332
Greenhouse gas (GHG) emissions (tons CO2)	8,3	8,0	8,5	9,2
Greenhouse gas (GHG)/Emissions/Flight Hour (TONS CO2)	721	10,281	71	0
Greenhouse gas (GHC) Compensated greenhouse gas (GHG) emissions (TONNES CO2)
Fleet	10,5	10,4	10,4	10,7
Fleet Average Age
Social
Labor Relations
Gender of Employees (% Male/Female)	56/44	56/44	56/44	56/44
Age: Under 30 Years (%)	19	20	24	26
Between 30 and 50 Years (%)	68	68	65	63
Over 50 Years (%)	14	12	11	11
Active Workforce Covered by Collective Bargaining Agreements (%)	100	100	100	100
Number and Duration of Strikes and Blocks (# Days)	0	0	0	0
Customer and Company Behavior
Punctuality (%)	85.13	88.9	92.8	93.2
Regularity (%)	98.32	99.2	99.0	97.9
Loss of Baggage (Per 1.000 Pax)	2.63	2.37	2.06	2.10
Safety
Number of Fatalities	0	0	0	0
Number of Government Surveillance and Security Actions	0	0	0	0
Governance
Administration
Independent Directors (%)	55	55	55	55
Participation of Women in Leadership Positions (%)	35	35	35	35
Committees and Policies
Number of Committees: All with Independent Members Included	5	5	5	5
Compliance Policy (Available on the Company's IR Site)	✓	✓	✓	✓
Disclosure of Information and Securities Trading Policy (Available on the Company's RI Website)	✓	✓	✓	✓
Shareholders' Meetings
Representation in the Voting Capital of the General Meetings (%)	100	100	100	100

14	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2023

Consolidated Income Statement

Income Statement (R$ MM)	1Q23	1Q22	% Var.
Net Operating Revenue	4,920.2	3,220.5	52.8%
Passenger Transportation	4,536.6	3,011.8	50.6%
Cargo and Others	383.6	208.7	83.7%
Operating Costs and Expenses	(4,123.7)	(3,143.3)	31.2%
Personnel	(583.5)	(581.3)	0.5%
Aviation Fuel	(1,766.8)	(1,205.7)	46.5%
Landing Fees	(235.3)	(165.6)	41.6%
Passenger Costs	(277.1)	(190.3)	45.8%
Services	(239.9)	(186.4)	29.0%
Sales and Marketing	(225.8)	(164.7)	37.0%
Maintenance. Material and Repairs	(273.1)	(190.0)	43.7%
Depreciation and Amortization	(396.7)	(360.8)	10.0%
Others	(125.4)	(61.9)	101.6%
Equity Pickup	-	-	NM
Operating Profit	796.5	77.1	NM
Net Financial Result	(159.3)	2,660.9	NM
Income (Loss) Before Income Taxes	637.2	2,738.0	(76.7%)
Current Income Tax/Social Contribution	(8.2)	(125.0)	(93.6%)
Deferred Income Tax/Social Contribution	(9.5)	(5.4)	80.0%
Net Income (Loss) before Minority Interest	619.5	2,607.6	(76.2%)
Net Income (Loss) for the Period	1.48	6.58	(77.5%)
Earnings (Loss) per Share	0.58	2.58	(77.6%)
Income (Loss) Per ADS in US$	418.7	396.2	5.7%

15	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2023

Consolidated Balance Sheets

Consolidated Balance Sheet (R$000)	1Q23	1Q22	% Var.
ASSETS	16,993,858	15,516,509	9.5%
Current	3,279,177	2,641,547	24.1%
Cash and Cash Equivalents	286,455	135,236	111.8%
Investments	500,875	314,058	59.5%
Restrict Cash	-	-	NM
Trade Receivables	1,036,653	956,479	8.4%
Inventories	408,745	293,089	39.5%
Deposits	319,303	166,274	92.0%
Advance to Suppliers and Third Parties	323,718	304,891	6.2%
Taxes to Recover	156,494	225,445	(30.6%)
Rights from Derivative Transactions	5,783	11,256	(48.6%)
Other Credits	241,151	234,819	2.7%
Non-Current	13,714,681	12,874,962	6.5%
Investments	-	-	NM
Restricted Cash	18,350	81,766	(77.6%)
Deposits	2,279,993	1,615,900	41.1%
Advance to Suppliers and Third Parties	80,203	64,473	24.4%
Taxes to Recover	37,044	41,611	(11.0%)
Deferred Taxes	76,404	70,620	8.2%
Other Credits	12,277	38,788	(68.3%)
Rights from Derivative Transactions	4,682	77,294	(93.9%)
Investments	-	-	NM
Property. Plant & Equipment	9,340,580	9,029,056	3.5%
Intangible Assets	1,865,148	1,855,454	0.5%
LIABILITIES AND SHAREHOLDERS’ EQUITY	16,993,858	15,516,509	9.5%
Current	13,837172	11,369,006	21.7%
Loans and Financing	1,281,934	721,158	77.8%
Leases to Pay	1,860,634	1,970,753	(5.6%)
Suppliers	2,236,957	1,860,462	20.2%
Suppliers – Drawn risk	30,112	9,786	207.7%
Labor Obligations	633,648	346,765	82.7%
Taxes and Contributions to Collect	167,071	335,406	(50.2%)
Airport Fees	1,305,951	1,019,084	28.1%
Advance Ticket Sales	3,128,610	2,752,828	13.7%
Frequent-Flyer Program	1,617,679	1,358,868	19.0%
Advances from Ticket Sales	494,247	87,337	NM
Provisions	694,363	491,992	41.1%
Liabilities with Derivative Transactions	325	-	NM
Other Liabilities	385,641	414,567	(7.0%)
Non-Current	24,197,429	22,274,620	8.6%
Loans and Financing	11,112,795	9,575,353	16.1%
Leases to Pay	8,642,946	8,455,821	2.2%
Suppliers	96,917	58,688	65.1%
Labor Obligations	400,077	149,306	168.0%
Taxes and Contributions to Collect	285,640	46,643	NM
Airport Fees	200,958	265,698	(24.4%)
Frequent-Flyer Program	251,679	323,944	(22.3%)
Lp Provisions	2,876,581	2,889,897	(0.5%)
Deferred Taxes	45,045	727	NM
Other Liabilities	284,791	508,543	(44.0%)
Shareholders’ Equity	(21,040,743)	(18,127,117)	16.1%
Share Capital	4,040,398	4,039,464	0.0%
Shares to Issue	-	-	NM
Treasury Shares	(34,636)	(40,548)	(14.6%)
Capital Reserve	797,167	212,980	274.3%
Equity Valuation Adjustments	(694,816)	(739,690)	(6.1%)
Share-Based Compensation	-	-	NM
Gains on Change in Investment	(25,148,856)	(21,599,323)	16.4%
Non-Controlling Shareholders	-	-	NM

16	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2023

Consolidated Cash Flow

Consolidated Cash Flow (R$000)	1Q23	1Q22	% Var.
Net Income (Loss) for the Period	619,525	2,607,585	(76.2%)
Depreciation - Aircraft Right of Use	225,703	251,885	(10.4%)
Depreciation and Amortization – Others	171,045	145,664	17.4%
Provision for Doubtful Accounts	1,494	(994)	NM
Provisions for Inventory Obsolescence	73	280	(73.9%)
Provision (Reversal) for Lower Deposits	-	6,284	NM
Provision for Loss on Advances from Suppliers	(3,488)	(144)	NM
Provision for Profit Sharing	-	-	NM
Adjustment to Present Value of Assets and Liabilities	49,869	85,828	(41.9%)
Deferred Taxes	9,478	5,444	74.1%
Equity Pickup	-	-	NM
Write-off of Property. Plant & Equipment and Intangible Assets	12,751	1,345	NM
Sale-Leaseback	-	(55,491)	NM
Amendment to Lease Agreements	(68,084)	-	NM
Constitution (Reversal) of Provision	162,678	172,502	NM
Actuarial Losses from Post-Employment Benefits	-	-	(5.7%)
Exchange Rate and Cash Changes. Net	(409,571)	(3,327,120)	(87.7%)
Interest on Loans and Leases and Amortization of Costs. Premiums and Goodwill	681,933	525,121	29.9%
Income (Expenses) from Derivatives Recognized in Income (Expenses)	(46,496)	34,457	NM
Provision for Labor Obligations	-	-	NM
Share-Based Compensation	3,255	5,235	(38.4%)
Other Provisions	(9,243)	4,047	NM
Adjusted Net Income (Loss)	1,170,617	461,928	153.4%
Changes in Operating Assets and Liabilities:
Investments	(131,928)	(23,696)	NM
Trade Receivables	(151,946)	(113,501)	33.9%
Inventories	30,047	(23,784)	NM
Deposits	(15,833)	(52,098)	(69.6%)
Advance to Suppliers and Third Parties	(48,077)	(22,740)	111.4%
Taxes to Recover	54,744	(17,689)	NM
Variable Leases	5,644	(5,106)	NM
Suppliers	(108,726)	101,236	NM
Suppliers – Forfaiting	171	(12,947)	NM
Advance Ticket Sales	(373,946)	82,359	NM
Frequent-Flyer Program	54	65,681	(99.9%)
Advances from Ticket Sales	139,343	(149,755)	NM
Labor Obligations	147,538	95,576	54.4%
Airport Fees	115,292	96,548	19.4%
Taxes to Collect	(71,212)	235,975	NM
Liabilities with Derivative Transactions	3,935	(5,369)	NM
Provisions	(102,905)	(61,954)	66.1%
Other Credits (Liabilities)	(41,792)	(34,737)	20.3%
Interest Paid	(309,718)	(192,068)	61.3%
Income Tax Paid	-	(376)	NM
Net Cash in Operational Activities	311,302	423,483	(26.5%)
Financial Investments in Subsidiary	-	-	NM
Advance for Future Capital Increase in a Subsidiary	-	-	NM
Dividends and Interest on Shareholders’ Equity Received through Subsidiary	-	-
Advance for Property. Plant & Equipment Acquisition. Net	-	-	NM
Acquisition of Property. Plant & Equipment	(5,010)	(39,517)	(87.3%)
Return of Advance for Acquisition of Property. Plant & Equipment	(150,007)	(175,546)	(14.5%)
Sale-Leaseback Transactions Received	-	-	NM
Acquisition of Intangible Assets	-	69,819	NM
Loans Receivable from Related Parties	(22,311)	(49,032)	(54.5%)
Net Cash Used in Investment Activities	(177,328)	(194,276)	(8.7%)
Fundraising in Loans and Financing	736,745	-	NM
Loan Payments	(101,748)	(34,067)	198.7%
Lease Payments - Aircraft	(628,516)	(525,130)	19.7%
Lease Payments – Others	(10,453)	(2,890)	261.7%
Sale of Treasury Shares	-	-	NM
Dividends and Interest on Shareholders’ Equity Paid to Non-Controlling Shareholders	-	-	NM
Acquisition of Non-Controlling Shareholders	-	-	NM
Capped Call Premium (Paid) Received	-	-	NM
Capital Increase	-	-	NM
Shares to Issue	-	349	NM
Net Cash from Financing Activities	(3,972)	(561,738)	(99.3%)
Exchange Rate Change of the Cash of Subsidiaries Abroad	(12,582)	(18,491)	(32.0%)
Net Decrease in Cash and Cash Equivalents	117,420	(351,022)	NM
Cash and Cash Equivalents at the Start of the Period	169,035	486,258	(65.2%)
Cash and Cash Equivalents at the End of the Period	286,455	135,236	111.8%

17	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2023

Glossary of Industry Terms

•	AIRCRAFT LEASING: An agreement through which a company (the lessor). acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
•	AVAILABLE SEAT KILOMETERS (ASK): The aircraft seating capacity is multiplied by the number of kilometers flown.
•	BARREL OF WEST TEXAS INTERMEDIATE (WTI): Intermediate oil from Texas. a region that refers to the name for concentrating oil exploration in the USA. WTI is used as a reference point in oil for the US derivatives markets.
•	BRENT: Refers to oil produced in the North Sea. traded on the London Stock Exchange. serving as a reference for the derivatives markets in Europe and Asia.
•	TOTAL CASH: Total cash. financial investments and restricted cash in the short- and long-term.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): Operating expenses divided by the total number of available seat kilometers.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): Operating cost divided by total available seat kilometers excluding fuel expenses.
•	AVERAGE STAGE LENGTH: It is the average number of kilometers flown per stage performed.
•	EXCHANGEABLE SENIOR NOTES (ESN): Securities convertible into shares.
•	AIRCRAFT CHARTER: Flight operated by a Company that is out of its normal or regular operation.
•	BLOCK HOURS: Time in which the aircraft is in flight. plus taxi time.
•	LESSOR: The party renting a property or other asset to another party. the lessee.
•	LONG-HAUL FLIGHTS: Long-distance flights (in GOL’s case. flights of more than four hours).
•	REVENUE PASSENGERS: Total number of passengers on board who have paid more than 25% of the full flight fare.
•	REVENUE PASSENGER KILOMETERS PAID (RPK): Sum of the products of the number of paying passengers on a given flight and the length of the flight.
•	PDP: Credit for financing advances for the acquisition of aircraft.
•	Load Factor: Percentage of the aircraft’s capacity used in terms of seats (calculated by dividing the RPK/ASK).
•	Break-Even Load Factor: Load factor required for operating revenues to correspond to operating expenses.
•	Aircraft Utilization Rate: Average number of hours per day that the aircraft was in operation.
•	Passenger Revenue per Available Seat Kilometer (PRASK): Total passenger revenue divided by the total available seat kilometers.
•	Operating Revenue per Available Seat Kilometers (RASK): The operating revenue is divided by the total available seat kilometers.
•	Sale-Leaseback: A financial transaction whereby a resource is sold and then leased back. enabling use of the resource without owning it.
•	SLOT: The right of an aircraft to take off or land at a given airport for a determined period.
•	Sub-Lease: An arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	Freight Load Factor (FLF): Measure of capacity utilization (% of AFTKs used). Calculated by dividing FTK by AFTK.
•	Freight Tonne Kilometers (FTK): The demand for cargo transportation is calculated as the cargo's weight in tons multiplied by the total distance traveled.
•	Available Freight Tonne Kilometer (AFTK): Weight of the cargo in tons multiplied by the kilometers flown.
•	Yield per Passenger Kilometer: The average value paid by a passenger to fly one kilometer.

18	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2023

Contact

Email: ir@voegol.com.br

Phone: +55 (11) 2128-4700

Website: www.voegol.com.br/ir

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil. leader in the corporate and leisure segments. Since it was founded in 2001. the Company has the lowest unit cost in Latin America. democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and makes available several codeshares and interline agreements available to Customers. bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”. GOL offers the best travel experience to its passengers. including: the largest number of seats and more space between seats; the greatest platform with internet. movies and live TV; and the best frequent-flyer program. SMILES. In cargo transportation. GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 13.7 thousand highly qualified aviation professionals focused on Safety. GOL’s #1 value. and operates a standardized fleet of 144 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information. go to www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business. estimates for operating and financial income (expenses). and those related to growth prospects of GOL. which are. by nature. subject to significant risks and uncertainties. The estimates and forecasts in this document involve known and unknown risks. uncertainties. contingencies and other factors. many of which are beyond GOL’s control. and which may lead the results. performances or events to be substantially different from those expressed or implied in these statements. The forward-looking statements in this document are based on several assumptions related to GOL’s current and future business strategies and GOL’s future operating environment and are not a guarantee of future performance. GOL does not issue any statement or provide any guarantee that the results anticipated by the estimates in this document will be equivalent to those achieved by GOL. Although GOL believes that the estimates here are reasonable. they may prove to be incorrect. and the results may be different. These are merely estimates and projections and. as such. are based exclusively on management's expectations for GOL. Such forward-looking statements depend. substantially. on external factors and risks presented in the disclosure documents filed by GOL. apply exclusively to the date they were issued and are. therefore. subject to change without prior notice.

Non-Accounting Measures

To be consistent with industry practice. GOL discloses so-called non-GAAP financial measures. which are not recognized under IFRS or U.S. GAAP. including “Net Debt”. “total liquidity” and "EBITDA". GOL’s Management believes that disclosure of non-GAAP measures provides useful information to investors. financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However. these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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19	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer